FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

Tax payer’s Registry (CNPJ/MF)

Number 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD” or “Company”), in compliance with the provisions of paragraph 4 of Article 157 of Law No. 6404 dated December 15, 1976, as amended and in effect, and with the provisions of CVM Ruling No. No. 358/02, hereby communicates to its shareholders and to the market in general about the approval, by the Shareholders Meeting of CBD, held on the date hereof, of the merger, by the Company, of the spun-off assets of Sendas Distribuidora S.A. (“Sendas”) and of the spun-off assets of Sé Supermercados Ltda. (“Sé”).   For more information about the merger referred to herein, please consult the websites of CVM (www.cvm.gov.br), of BM&FBOVESPA (www.bmfbovespa.com.br) and of the Company (www.gpari.com.br).

The matters approved by the CBD Shareholders Meeting on the date hereof form part of a major restructuring project of Grupo Pão de Açúcar, which shall be fully implemented between years 2013 and 2014 and is mainly intended to obtain considerable administrative, economic and financial benefits, especially through the rationalization and simplification of the group’s equity structure, enabling the consolidation and reduction of operation costs and expenses and making the attainment of operating and tax synergies feasible.

São Paulo, December 28, 2012

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 31, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.